PB PROPERTIES & INVESTMENTS, INC.

11248 Vintners Lane, Las Vegas, NV 89138, (702) 683-3334

June 30, 2010

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-6010

RE:

PB Properties & Investments, Inc.

Form RW-Withdrawal of Registration Statement on Form S-1

Registration File No. 333-155049

Ladies and Gentlemen;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), PB Properties & Investments, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s Post Effective Registration Statement on Form S-1 File No. 333-155049 as filed on July 8, 2009, Nov. 23, 2009, April 9, 2010, May 13, 2010 and June 2, 2010.

The Company requests withdrawal of the Post Effective Registration Statements in light of the Company’s inability to complete an acquisition meeting all of the requirements of Rule 419 within the 18 month period required under such rule.

No securities have been sold pursuant to the Post Effective Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Post Effective Registration Statement to Harold P. Gewerter, Esq. of Harold P. Gewerter, Esq. Ltd. via facsimile at (702) 382-1759.

If you have any questions regarding this application for withdrawal, please call Harold P. Gewerter, Esq., the Company’s counsel at (702) 382-1714.

Very truly yours,

/s/ Carlos Espinosa

Carlos Espinosa, President

PB Properties and Investments, Inc.